1750 Kettner Blvd., Suite 416
San Diego, California 92101
Tel: (702) 275-2181 * Fax: (619) 684-3512
john@dolkartlaw.com

Via USPS Certified Mail and Facsimile

July 6, 2011

Anne Nguyen Parker, Branch Chief
Douglas Brown, Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Facsimile: 703-813-6982

Re:          Success Exploration & Resources, Inc.
Registration Statement on Form S-1 File No. 333-167001 (Filed April 12, 2011)

Dear Ms. Nguyen Parker and Mr. Brown:

The Issuer referred to above and I have received your letter dated May 3, 2011.  We have reviewed your comments collectively and have formulated the following responses accordingly.  Thank you again for your efforts in facilitating our aim to improve the quality of this disclosure document.

We have reiterated your comments below, taking care to preserve the form and format of the comment letter as received.  Our responses follow each comment.  Actual excerpts from the disclosure document may appear in 10pt italicized type.

COMMENTS & RESPONSES

General

1.	Please revise to provide updated financial information in accordance with the guidance in Rule 8-08 of Regulation S-X.

Response: Noted and updated.

2.
We note your response to our prior comment 1 from our letter dated March 25, 2011 and your addition of the statement that “the acquisition increased the claim from 312.112 to 558.53 hectares.”  Please provide further disclosure regarding this statement, any acquisitions, changes to the property ownership, etc.  We may have further comments.

Response:  Included as exhibit 99.1 and 99.2 are transfer of ownership and a map of the property.  We have revised our response by omitting the statement, the revision reads as follows: On April 1, 2011 Mr. Long renewed title to the claim then transferred ownership to the company to maintain interest in the Red Rupert property.

Success Exploration & Resources, Inc.: File No. 333-167001	Page 1 of 4

3.
We note your response to our prior comment 5 from our letter dated March 25, 2011 and reissue the comment.  In the Offering Proceeds table, we note the “(1)” and “(2)” at the end of the “Total Offering Expenses” and “Net Proceeds from Offering” rows respectively.  Please clarify to what information these notations refer or remove the “(1)” and “(2)” as you proposed in your response to our comment.

Response: Noted and removed.

4.	Similarly, in the Offering Proceeds table on page 16, we note the “(1)” at the end of the “Total Offering Expenses” rows. Please clarify to what information this notation refers or remove the “(1).”

Response: Noted and removed.

5.
In the table on page 16, you disclose that the Net Offering Proceeds will be $1,770,000 if 100% of the total offering amount is raised.  In the table at the top of page 17, however, you account for only $1,735,000 if 100% of the total offering amount is raised.  Please explain the discrepancy.

Response: The discrepancy was entered in error and the table recalculated as follows:

Phase 1(a) - Preliminary Work - Review of Regional Database	1,600	0.09%		1,600	0.18%
Website development	5,000	0.29%		5,000	0.57%
Phase 1(b) - Field Work	16,200	0.94%		16,200	1.86%
Phase 2 Field Studies	75,000	4.32%		50,000	5.76%
Unscheduled expenses related to Phase(s) 1 and 2	5,000	0.29%		5,000	0.57%
Phase 3 Field Work	125,000	7.20%		125,000	14.37%
Purchase New Claims apart of Red Rupert	530.770	30.	%	185,000	21.3%
Exploration of new claims	308,440	17.4%		74,700	8.6%
Drilling Sampling of all claims	77,110	4.4	4%	43,500	5.0%
Geo Physics /Geo Chemistry of new claims and Red Rupert	77,110	4.4	%4	43,500	5.0%
Feasibility Studies of new claims and Red Rupert	231,330	13.1%		130,500	15.0%
Developmental Cost Analysis of Red Rupert and new claims	70,110	4..0%		45,000	5.2%
Equipment leasing all claims	154,220	08.7%		87,000	10.0%
Travel all claims	77,110	4.4%		40,000	4.6%
Total Use of Net Proceeds	$1,770,000	100.00%		$870,000	100.0%

Success Exploration & Resources, Inc.: File No. 333-167001	Page 2 of 4

6.
We note that you have provided a breakdown of Phase 1(a) and Phase 1(b) anticipated expenditures.  Please provide a similar breakdown for Phase 2 and Phase 3, or disclose why you have not provided this information.

Response: The breakdown as discussed in item 11 page 26 and reads as follows:

Depending upon the results of our initial feasibility studies we may elect to proceed with further studies and eventual development of the Red Rupert Claim.  If so, Phase 2 and 3 would include the following:

Phase 2 - Follow-up Work

Two person crew to prospect, sample and, possibly trench and conduct geophysical surveys. We project that this would require two weeks of helicopter transport services. The total cost of Phase 2 should our initial feasibility studies result in the decision to move forward with the claim would range between $50,000-75,000.

Phase 3 - More surveys, followed by diamond drilling

Selected target areas will have to be more carefully detailed in order to identify drill sites. Geophysical surveys, either of a different method or on a more dense grid, should clarify the type of structure being investigated and will ensure that diamond drill holes are placed in the most prospective areas. Speculatively, an initial drill program of 1000 meters is likely to be required. The approximate costs of Phase 3 will be between $100,000 and $125,000.  The Phase 3 program is wholly speculative, depending upon the location and configuration of the mineral zones. It is possible that further geophysical surveys with different techniques or more densely spaced observations, may be required to assist in designing a program of diamond drill holes to test the deeper potential of the "best" parts of the area. Costs are difficult to estimate but in a somewhat remote area they are likely to be fairly high. The lack of local roads severely restricts ingress and egress to the site.  Phase 3 should be expected to cost at least $100,000.

7.
We note your response to our prior comment 8 from our letter dated March 25, 2011.  Please remove the reference to general operating capital in your use of proceeds table and please include the items listed in the table at the bottom of page 17 as uses of your general operating capital directly in the use of proceeds table at the top of page 17 without the general operating capital heading.  In addition, please explain the meaning of each subpart of the “general operating capital,” as currently disclosed on the table found at the bottom of page 17.  For example, with respect to the “Purchase claims” item, clarify whether you will purchase claims apart from and in addition to the Red Rupert Mining Claim.  If so, please clarify whether all the items that follow, such as “Exploration,” “Drilling Sampling” and “Feasibility Studies” will relate to the newly purchased claims or your current claims.  In this regard, the last paragraph on page 17 seems to indicate that these relate to your current properties.

Response: Noted we have adjusted this discussion accordingly; See Comment 5.

Success Exploration & Resources, Inc.: File No. 333-167001	Page 3 of 4

8.
We note your response to our prior comment 9 from our letter dated March 25, 2011 that you had removed the discussion of market conditions from your filing, but not that the statement, “market conditions and the availability of promising prospects or claims” still appears on page 17.  Please remove the discussion of market conditions as you had indicated in your response, or explain further what is meant by your statement and provide examples of how market conditions would change the allocation percentages for your general operating capital section.

Response: Noted and removed.

9.
Please clarify whether you will use the proceeds of this offering to conduct the activities discussed in the bullets on page 18.  If not, please move this entire discussion so that it does not fall under the “Use of Proceeds” section.

Response: Noted and removed.

10.
We note your statements that “If we raise at least $80,000-100,000 in the Primary offering we should be able to meet our expenses and execute our business plan as described herein.  If we are unable to raise at least $80,000, we will not be able to execute Phase One of the Red Rupert Claim or stake additional claims as planned.”  Please explain the basis of these statements, as these  are not obviously reflected in the use of proceeds table at the top of page 17.

Response: Noted and we have removed the statements to avoid confusion.

I hope these response(s) are sufficiently satisfactory.  If you have any additional inquiries or if there is anything else you may require please contact me directly at above referenced telephone number.  Thank you in advance for your prompt attention to this matter.

Kind Regards,

/s/ John E. Dolkart, Jr. Esq.
John E. Dolkart, Jr., Esq.

Success Exploration & Resources, Inc.: File No. 333-167001	Page 4 of 4